Exhibit 1

Media Release

1 June 2007

Executive Change

Westpac Banking Corporation’s Chief Executive Officer, Dr David Morgan, today announced that Group Executive, Business & Technology Solutions & Services, Mr Michael Coomer, will retire from the organisation at the end of July.

Mr Coomer joined Westpac in 2002 after a number of senior executive roles in IT and financial services.

Dr Morgan said Mr Coomer had made an outstanding contribution to Westpac, particularly in developing and implementing world class customer platforms, state-of-the-art IT and communications infrastructure, overseeing the modernisation of Westpac’s premises and operations; and implementing sustainable supply chain best practices.

“Michael has been a key part of the executive team and has led industry innovation in areas such as security and procurement.  He also played a leading role in establishing our new world class headquarters in Sydney.”

“I am sorry to see Michael retire from Westpac and wish him all the best,” Dr Morgan said.

Westpac will announce Michael’s replacement in due course.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510